Room 4561

      September 6, 2005

Mr. James C. Edenfield
Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

      Re:	American Software, Inc.
		Form 8-K
      Filed September 1, 2005
      File No. 000-12456

Dear Mr. Edenfield,

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on September 1, 2005
1. We have reviewed your Item 4.02 Form 8-K disclosure and note that you have concluded that the previously issued consolidated financial statements for the three and nine month periods ended January 31, 2005 should not be relied upon because of an error in accounting for income taxes. Revise to provide a brief description of the facts underlying the conclusion pursuant to the disclosure requirements of
Item 4.02(a)(2). Further, tell us how you determined that this error did not impact periods prior to fiscal year 2005.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Chris White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3730 if you have any questions regarding our comment.


								Sincerely,



								Stephen Krikorian
								Accounting Branch Chief
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Mr. James C. Edenfield
American Software, Inc.
September 6, 2005
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